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SEQUA 401(k) PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS
REQUIRED BY ITEM 4 OF FORM 11-K
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Page (s)
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REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS	2-3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULE	9

EXHIBIT 23.1 - Consent of Independent Auditors

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 11-K

ANNUAL REPORT

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Pursuant to Section 15(d) of the Securities Exchange Act of 1934

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For the Fiscal Year Ended December 31, 2002 Commission file number 1-804

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Full Title of the Plan:

SEQUA 401(k) Plan

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Name of issuer of the securities held pursuant to the plan And the address of its principal executive office:

SEQUA CORPORATION

200 Park Avenue New York, New York 10166

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SEQUA 401(k) PLAN
PLAN EIN: PLAN NUMBER:	13-1885030 083

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 AND 2001 TOGETHER WITH AUDITORS' REPORT

INDEX

Page

REPORT OF INDEPENDENT AUDITORS	1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2002	3

NOTES TO FINANCIAL STATEMENTS	4-8

SUPPLEMENTAL SCHEDULE
I - Schedule of Assets (held at end of year) as of December 31, 2002	9

Report of Independent Auditors

Administrative Committee of the

Sequa 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Sequa 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

ERNST & YOUNG LLP

New York, New York

June 6, 2003

SEQUA 401(k) PLAN
PLAN EIN: PLAN NUMBER	13-1885030 083

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001

INVESTMENTS	$126,412,242	$138,773,845

RECEIVABLES:
Employee Contributions	68,083	98,345
Employer Contributions	30,686	5,017

Total Receivables	98,769	103,362

NET ASSETS AVAILABLE FOR BENEFITS	$126,511,011	$138,877,207

The accompanying notes to financial statements are an integral part of these statements.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002

ADDITIONS (DEDUCTIONS) TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$3,343,906
Interest from participant loans	397,377
Net depreciation in fair value of investments	(17,563,541)

Net investment loss	(13,822,258)

Contributions:
Employee	10,990,852
Employer	2,524,022

Total contributions	13,514,874

BENEFITS PAID TO PARTICIPANTS	(12,039,049)

Administrative expenses	(19,763)

Net decrease	(12,366,196)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	138,877,207

End of year	$126,511,011

The accompanying notes to financial statements are an integral part of these statements.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 and 2001

1. DESCRIPTION OF THE PLAN

The Sequa 401(k) Plan (the "Plan"), is a defined contribution plan in which contributions are made by employees and may be partially matched by Sequa Corporation (the "Company"). The following plan description is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

All non-collectively bargained employees of the Company and its participating affiliates become eligible to participate in the Plan after attaining age 21 and performing three (3) months of service (prior to April 1, 1999, one year of service). Each participant may elect to reduce their eligible compensation by any whole percentage amount between 1% and 40% (20% prior to July 1, 2002) and have this amount deposited as pre-tax contributions into the investment funds selected by the participant. Investment options consist of a money market fund, a common collective trust fund, and seven equity funds. The company stock fund was an investment option through August 31, 2002. Effective September 1, 2002 it is no longer an investment option for new contributions. The Company may match 50% of participants' contributions up to 6% of the participants' eligible compensation. The Company's contributions are invested in the same manner as the participants' contributions. From time to time the pretax contributions of certain employees, designated as highly compensated employees under Internal Revenue Code rules, may be limited so that the Plan may satisfy various nondiscrimination tests required under applicable Federal regulations. For any participant, the annual addition to the Plan (participant plus employer contribution) may not exceed the lesser of 100% of the participant's compensation or $40,000. In 2001, the annual addition to the Plan could not exceed the lesser of 25% of the participant's compensation or $30,000. Also, in accordance with IRS guidelines, participants could not make contributions exceeding $11,000 during 2002 or $10,500 in 2001.

A participant's interest in their pretax contribution account is fully vested at all times. Participants commence vesting in the Company contribution account upon completion of their twelfth month of employment at the rate of 20% per year, and are fully vested upon completion of their fifth year of employment. Any nonvested portion of participant account balances forfeited by employees is applied against future employer contributions. As of December 31, 2002, there were $28,989 in forfeited amounts to be applied against future employer contributions. Certain events, such as death, disability, or retirement results in immediate full vesting if such event occurs while the participant is employed by the Company or a member of its Affiliated Group (as defined in the Plan). Termination of the Plan may also result in immediate full vesting.

Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow against their vested account balance provided he or she has been a participant for at least one year and has a vested account balance of $2,000 or more. The maximum loan allowed is limited to the lesser of 50% of the participant's vested account balance or $50,000. The interest rate charged on participant loans is prime plus 1%. Loans are repaid through payroll deductions. Upon termination of employment the participant may either repay any outstanding balance in full or incur a tax liability on the unpaid balance.

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, provided that such action results in the distribution of Plan assets and income thereon (after payment of Plan expenses) exclusively to active and retired participants.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 and 2001

2. PLAN CHANGES

The following changes in Plan provisions took place during 2002:

- Effective January 1, 2002, the Plan was amended to allow employees of Pacific Gas Turbine Center, LLC, to participate in the Plan.

- Effective April 1, 2002, the Company matching contribution was reinstated for all participants, except MEGTEC Systems, Inc., whose match was reinstated effective July 1, 2002.

- The Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001, significant items of which include, effective July 1, 2002:

-	Increasing the maximum deferral percent to 40%
-	Implementing catch-up contributions, subject to the limitations of Section 414(v) of the Internal Revenue Code
-	Allowing rollovers of Individual Retirement Accounts into the Sequa 401(k) plan

-   Effective July 1, 2002, any employee enrolling in the Plan was no longer offered the Sequa Common Stock Fund as an investment option. Employees already in the Plan could continue to invest in the Sequa Common Stock Fund through August 30, 2002. Thereafter, contributions and exchanges into the Sequa Common Stock Fund were not accepted.

3. SUBSEQUENT PLAN CHANGES

The following changes in Plan provisions took place during 2003:

-	Pacific Gas Turbine LLC 401(k) plan was merged into the Sequa 401(k) plan effective January 31,
2003. As a result of the merger, approximately $658,000 in total net assets and liabilities was transferred into the Plan on February 4, 2003.

4. PLAN ADMINISTRATION

The Company is the Plan Administrator and has appointed an employee benefit plan administrative committee to carry out certain of the Plan Administrator's responsibilities. The Vanguard Group ("Vanguard") is the trustee, investment manager and record keeper for the Plan. It is intended that participants direct the investment of their accounts in accordance with Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan assets invested in the Company's Class A Common Stock are held by Vanguard in a unitized fund. Certain expenses of administering the Plan are paid by the Company and others are paid by the Plan.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 and 2001

5. ACCOUNTING POLICIES

The accounting records of the Plan are maintained by Vanguard on an accrual basis. The investments reflected in the accompanying financial statements have been reported at fair value with the exception of the common collective trust fund, which is valued at net asset value plus interest, which approximates fair value. Investment transactions are recorded on a trade date basis except where trading impact occurs in the Sequa Common Stock Fund, in which case an alternate date is assigned to the transaction by the Trustee in accordance with the Trustee's internal procedures.

The Plan reports realized and unrealized gains and losses on Plan assets in compliance with the reporting requirements under the Department of Labor's rules. Realized and unrealized gains and losses on Plan assets are based on the value of the Plan assets at the beginning of the plan year or at the time of purchase if purchased during the year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

6. COMMON COLLECTIVE TRUST FUND

The Vanguard Retirement Savings Trust is an investment option available to participants through Vanguard. This fund is a tax exempt collective trust which invests in guaranteed investment contracts issued by insurance companies and major banks and seeks to offer a stable unit value and an attractive current interest rate. The investment is valued at net asset value plus interest, which approximates fair value.

7. FEDERAL INCOME TAXES

The Plan received a determination letter from the Internal Revenue Service dated September 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. This supercedes the determination letter dated January 17, 1996. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan shall take any and all steps necessary in order to maintain the qualified status of the Plan. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is the Plan's trustee and, therefore, transactions with these funds qualify as party-in-interest.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 and 2001

9. AMOUNTS PAYABLE TO PARTICIPANTS INCLUDED IN NET ASSETS AVAILABLE FOR BENEFITS

Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, totaled $290,625 as of December 31, 2002 and $792,701 as of December 31, 2001 and are included in the statements of net assets available for benefits. In accordance with accounting principles generally accepted in the United States, these amounts have not been deducted from net assets available for benefits as of the applicable year-ends for financial statement purposes. In accordance with the Department of Labor's reporting requirements, these amounts have been deducted from net assets available for benefits on the Plan's 2002 and 2001 Form 5500s. (See Note 11).

10. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 2002 and 2001 are as follows:
	2002	2001

Vanguard Retirement Savings Trust	$43,907,781	$41,003,852
Vanguard Total Stock Market Index Fund	26,943,477	34,167,980
Vanguard 500 Index Fund	17,450,310	21,431,264
Vanguard LifeStrategy Moderate Growth Fund	10,738,125	11,844,169
Vanguard Federal Money Market Fund	8,967,622	9,456,583

During 2002, the Plan's investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $17,563,541. This consisted of a loss of $16,542,965 by the mutual funds and a loss of $1,020,576 by the Sequa Common Stock Fund.

SEQUA 401(k) PLAN
PLAN EIN:	13-1885030
PLAN NUMBER:	083

NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2002 and 2001

11. RECONCILIATION TO FORM 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2002

Benefits paid to participants per the financial statements	$12,039,049

Add: Amounts currently payable at December 31, 2002	290,625

Less: Amounts payable at December 31, 2001	792,701

Benefits paid to participants per the Form 5500	$11,536,973

Amounts currently payable to participants for benefit claims that have been processed and approved for payment prior to December 31, 2002, but not yet paid as of that date, are recorded on Form 5500 as a liability.

Sequa 401(k) Plan SCHEDULE I
IRS FORM 5500 - Schedule H, Line 4(i)
EMPLOYER IDENTIFICATION NUMBER 13-1885030 PLAN NUMBER: 083
SCHEDULE OF ASSETS (held at end of year) DECEMBER 31, 2002

Identity of Issue	Description of Investment	Current Value

*Vanguard	MSDW Inst'l Technology Fund	$809,449
*Vanguard	Vanguard 500 Index Fund	17,450,310
*Vanguard	Vanguard Federal Money Market Fund	8,967,622
*Vanguard	Vanguard Growth Equity Fund	669,462
*Vanguard	Vanguard LifeStrategy Moderate Growth Fund	10,738,125
*Vanguard	Vanguard Small-Cap Index Fund	5,351,054
*Vanguard	Vanguard Total International Stock Index Fund	1,625,164
*Vanguard	Vanguard Total Stock Market Index Fund	26,943,477
*Vanguard	Vanguard Retirement Savings Trust	43,907,781
*Vanguard	Sequa Corporation Common Stock Fund	4,804,076
*Vanguard	Participant Loans bearing interest rates ranging from 5.25% to 10.5%	5,145,722

		$126,412,242

* Party-in-interest

SIGNATURE

     The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee of the Sequa 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SEQUA 401(k) Plan

By /s/ Kenneth A. Drucker
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Kenneth A. Drucker
Employee Benefit Plans
Administrative Committee of Sequa Corporation

Date: June 27, 2003